FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of: June 2009	Commission File Number: 1-12384

SUNCOR ENERGY INC.

(Name of registrant)

112 Fourth Avenue S.W.

P.O. Box 38

Calgary, Alberta

Canada, T2P 2V5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F X ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Letter of Transmittal and Election Form
99.2	Frequently Asked Questions Regarding Letter of Transmittal and Election Form
99.3	Dividend Information Letter
99.4	News Release Regarding Mailing of Letter of Transmittal and Election Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNCOR ENERGY INC.

Date: July 2, 2009	By:	“Arlene Strom”
ARLENE J. STROM
Assistant Corporate Secretary